MOL Plc.

21st July, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

AT.

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Zsuzsanna Kun
Investor Relations

Enclosure

8/1

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ **MOL Plc.**

RECEIVED
2008 JUL 31 P 3:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INVESTOR NEWS

21 July 2008

The Joint Venture Company of MOL and CEZ has been established

MOL Plc. hereby informs the capital markets participants that the incorporation of the MOL-CEZ Joint Venture has been finished in line with the joint venture agreement between MOL and CEZ signed on 20 December 2007. CM European Power International B.V. is the first entity of MOL-CEZ Joint Operation with initial capital of EUR 8.3 mil.

MOL and CEZ signed a strategic alliance agreement in December 2007. A joint venture in which each party has 50% equity interest, equal voting rights and similar split of operational decision making, will focus on gas-fired power generation and related gas infrastructure in 4 countries of Central and South-eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. The first major investment is the planned construction of CCGTs at the refineries of the MOL group in Bratislava (Slovakia) and Százhalombatta (Hungary). At each location the installed capacity will be 800 MW. In addition, in Bratislava, the current thermal plant will be modernized and its capacity increased to 160 MW. The expected investment cost in both projects will be approximately 1.4 billion EUR.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END